S


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 3)

                         Magellan Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Ordinary Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    559079207
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 16, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



--------------------------------------     -----------------------------------
CUSIP No. 559079207                                 Page 2 of 8 Pages
--------------------------------------     -----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES     --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARE   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D



--------------------------------------     -----------------------------------
CUSIP No. 559079207                                 Page 3 of 8 Pages
--------------------------------------     -----------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                       I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES     --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARE   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 3 (this "Amendment No. 3") amends the Schedule 13D filed on January 13, 2004 (together with Amendment No. 1 filed on August 20, 2004 ("Amendment No. 1") and Amendment No. 2 filed on April 11, 2005 ("Amendment No. 2"), the "Schedule 13D"), and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Amendment No. 3 relates to the Ordinary Common Stock, par value $0.01 per share, of Magellan Health Services, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Ordinary Common Stock of the Company. This Amendment No. 3 is being filed to report a decrease of more than 1% of the beneficial ownership of the Common Stock of the Reporting Persons and a subsequent decrease below 5% of the beneficial ownership of the Common Stock of the Reporting Persons. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 3 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.



Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Amendment No. 3, the Management Company beneficially owns no shares of Common Stock, representing zero percent of the Common Stock outstanding.

     (b) Not applicable.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market transactions on NASDAQ through the Primary Brokers.

     Except as set forth above, during the last sixty days, there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Each of the Reporting Persons ceased being the beneficial owner of more than 5% of the Company on May 17, 2005.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of January 13, 2004, by and between the Reporting Persons, incorporated herein by reference to Exhibit 1 of the initial
Schedule 13D filed on January 13, 2004.

                                   Schedule A
                   (Transactions by the Funds in Common Stock
                      since the filing of Amendment No. 2)


----------------------- -------------------- ------------ ----------------------
         Date               Transaction        Shares        Price Per Share
----------------------- -------------------- ------------ ----------------------

      4/15/2005                SELL            (16,800)          33.0075
----------------------- -------------------- -----------------------------------

      4/18/2005                SELL            (83,200)          32.5500
----------------------- -------------------- -----------------------------------

      5/11/2005                SELL            (30,300)          33.0400
----------------------- -------------------- -----------------------------------

      5/11/2005                SELL            (35,000)          33.0532
----------------------- -------------------- -----------------------------------

      5/12/2005                SELL            (10,600)          33.1636
----------------------- -------------------- -----------------------------------

      5/12/2005                SELL            (25,000)           3.0000
----------------------- -------------------- -----------------------------------

      5/13/2005                SELL            (18,000)          31.5513
----------------------- -------------------- -----------------------------------

      5/16/2005                SELL            (50,000)          31.0286
----------------------- -------------------- -----------------------------------

      5/16/2005                SELL            (22,400)          31.1450
----------------------- -------------------- -----------------------------------

      5/16/2005                SELL            (239,000)         31.2076
----------------------- -------------------- -----------------------------------

      5/17/2005                SELL           (565,000)          30.7714
----------------------- -------------------- -----------------------------------

      5/17/2005                SELL           (450,000)          30.7408
----------------------- -------------------- -----------------------------------

      5/17/2005                SELL           (41,900)           30.7252
----------------------- -------------------- -----------------------------------

      5/18/2005                SELL           (412,800)          30.7544
----------------------- -------------------- -----------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 19, 2005


                                 THIRD POINT LLC



                                  By:   /s/ Daniel S. Loeb
                                       -----------------------------------------
                                       Name:  Daniel S. Loeb
                                       Title: Managing Member



                                  /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb








               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                                 WITH RESPECT TO
                         MAGELLAN HEALTH SERVICES, INC.]